# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Levi Strauss & Co, CIK 0000094845
CUSIP: 52736R102
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 1155 BATTERY ST, SAN FRANCISCO, California (CA), 94111
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000935836-25-000087
Filed by CIK 0001771089

## Reporting persons
- Margaret E. Haas: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 34,681,992; shared voting power 7,869,110; sole dispositive power 34,681,992; shared dispositive power 7,869,110; aggregate amount beneficially owned 42,551,102 (30.2% of the class)
  Comment: Represents shares of the Issuer's Class B Common Stock, each share of which is convertible into one share of the Class A Common Stock. Includes shares that Ms. Haas beneficially owns directly and shares that she may be deemed to beneficially own indirectly through (1) trusts and a limited liability company of which she is trustee and manager, respectively, for the benefit of others, (2) the Margaret E. Haas Fund, of which Ms. Haas is board chair, for the benefit of charitable entities and (3) the Lynx Foundation, of which Ms. Haas is board chair, for the benefit of charitable entities. Ms. Haas shares voting and dispositive power with respect to the shares held by the Margaret E. Haas Fund and the Lynx Foundation. The percent of the class is calculated based on 98,176,901 shares of Class A Common Stock outstanding on March 31, 2026, as reported in the Form 10-Q filed by the Issuer for the quarter ended March 1, 2026.
- Margaret E. Haas Fund: type of reporting person: individual (IN); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,024,430; sole dispositive power 0; shared dispositive power 7,024,430; aggregate amount beneficially owned 7,024,430 (6.7% of the class)
  Comment: Represents shares of the Issuer's Class B Common Stock, each share of which is convertible into one share of the Class A Common Stock. The percent of the class is calculated based on 98,176,901 shares of Class A Common Stock outstanding on March 31, 2026, as reported in the Form 10-Q filed by the Issuer for the quarter ended March 1, 2026.

## Item 1. Issuer
Name of issuer: Levi Strauss & Co
Address of issuer's principal executive offices: 1155 Battery St, San Francisco, CA 94111

## Item 2. Person Filing
Name of person filing: Margaret E. Haas and Margaret E. Haas Fund. Ms. Haas is filing this Schedule 13G on behalf of herself and the Margaret E. Haas Fund.
Address of principal business office or, if none, residence: c/o Argonaut Securities Company, 1155 Battery Street, San Francisco, CA 94111
Citizenship: See the cover page for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The response to Row 9 of the cover page for each reporting person is incorporated herein by reference and sets forth the information required by this item.
Percent of class: The response to Row 11 of the cover page for each reporting person is incorporated herein by reference and sets forth the information required by this item.
Sole power to vote or to direct the vote: The response to Row 5 of the cover page for each reporting person is incorporated herein by reference and sets forth the information required by this item.
Shared power to vote or to direct the vote: The response to Row 6 of the cover page for each reporting person is incorporated herein by reference and sets forth the information required by this item
Sole power to dispose or to direct the disposition: The response to Row 7 of the cover page for each reporting person is incorporated herein by reference and sets forth the information required by this item.
Shared power to dispose or to direct the disposition: The response to Row 8 of the cover page for each reporting person is incorporated herein by reference and sets forth the information required by this item.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Margaret E. Haas: /s/ Anthony J. Caldwell, Anthony J. Caldwell, attorney-in-fact for Margaret E. Haas (05/15/2026)
- Margaret E. Haas Fund: /s/ Anthony J. Caldwell, Anthony J. Caldwell, attorney-in-fact for Margaret E. Haas (05/15/2026)